Wells Fargo Funds Management, LLC

525 Market Street, 12th Floor

San Francisco, CA 94105

June 26, 2006

VIA EDGAR AND ELECTRONIC MAIL

Ms. Linda Stirling

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Stirling:

RE: Wells Fargo Advantage Outlook Funds of Wells Fargo Funds Trust (the “Trust”)

Thank you for your verbal comments of Monday, June 5, 2006 to the Prospectuses and Statement of Additional Information filed Friday, April 21, 2006 pursuant to Rule 485(a) under the Securities Act of 1933, as amended, (the “1933 Act”) (“PEA #91”) on behalf of the Wells Fargo Advantage Dow Jones Target Date FundsSM (formerly the Wells Fargo Advantage Outlook FundsSM) (the “Funds”).

In connection with the registration of the Trust as an investment company under the Investment Company Act of 1940 (the “1940 Act”), and the issuance of shares by it under the 1933 Act, we are transmitting herewith for filing, pursuant to Rule 485(b) of the 1933 Act and Regulation S-T, the Trust’s Post-Effective Amendment No. 93 to its Registration Statement under the 1933 Act and Amendment No. 94 to its Registration Statement under the 1940 Act on Form N-1A (“PEA #93”).

This PEA #93 is being filed to update the performance information and audited financial information as of the Funds’ fiscal year ended February 28, 2006. This PEA #93 is also being filed to incorporate your verbal comments of June 5, 2006 to PEA #91 which contained certain material changes regarding the Funds’ overall structure and management. This PEA #93 will be effective immediately and simultaneously with PEA #91. In accordance with the provisions Rule 485(b)(4), we are not aware of any disclosures that would render this post-effective amendment ineligible to become effective under paragraph (b) of Rule 485.

For your convenience, your comments or suggestions are summarized in boldface type below, immediately followed by our responses.

1.	In the Overview section on page 4 of the Prospectus, please consider revising the discussion so that the reader is not immediately confronted with complicated concepts and confusing terminology. When revising the Overview, consider addressing what shareholders need to know (e.g., What is the purpose of the Funds? How do the Dow Jones Target Date Indexes work?).

The Overview section has been revised as suggested first by describing the purpose of the Funds, then by explaining how the Dow Jones Target Date Indexes, and finally by moving more of the complicated concepts further back to the Item 4 section of the Prospectus.

Ms. Linda Stirling

June 26, 2006

2.	Please consider revising each Fund’s investment objective as stated on page 4 so that it indicates the investment results each Fund seeks to obtain, rather than describing the target investor.

We appreciate the staff’s comment and will consider revising the Funds’ investment objectives in the near future. Although the Funds’ investment objectives are non-fundamental and therefore changing them would not require shareholder approval, approval from the Funds’ Board of Trustees is required. At this time, we have chosen not to recommend to the Board of Trustees to change the investment objectives for the Funds because the Board’s next meeting is not scheduled until August 2006. Furthermore, we recently assured shareholders in the April 2006 Proxy Statement for the Funds that the Funds’ investment objectives, which have been in place since the Funds’ inception in 1994, would not be changed in connection with the restructuring that shareholders were being asked to approve.

As discussed with you separately, we anticipate that the Funds’ Prospectuses will be undergoing a complete overhaul in one year at which time we expect to submit the Prospectuses for SEC review by filing them pursuant to Rule 485(a). At that time, we will likely incorporate the SEC’s comment by providing revised investment objectives after having them approved by the Board of Trustees.

3.	Consider enhancing the Principal Strategy summaries on page 5 of the Prospectus to include percentage ranges of each Fund’s asset class allocation as of a given date, as well as by providing further explanation regarding how each Fund intends to replicate the appropriate Dow Jones Target Date Index. Furthermore, consider adding discussion regarding each Fund’s sub-asset classes and factors used for monthly rebalancing in this section.

Each Fund’s Principal Strategy summary has been revised to include discussions regarding the Fund’s attempt to achieve at least a 95% correlation between the performance of the appropriate Dow Jones Target Date Index and the Fund. The section also now includes a sentence that explains the level of risk each Fund is willing to assume and the resulting allocations across the major asset classes—equity, fixed income, and cash. We chose to leave detailed explanation about the many sub-asset classes and the factors used for monthly rebalancing in the Item 4 section of the Prospectus rather than introducing those concepts in the Item 2 summary.

4.	With respect to the Summary of Important Risks, please indicate, if appropriate, whether the Funds are subject to risks of investing in junk bonds.

The Funds do not invest in junk bonds although there is a possibility that for a limited period of time, a bond could be downgraded to junk bond status while the Fund holds it in its portfolio. Such a holding would be removed at the end of each month during the

Ms. Linda Stirling

June 26, 2006

Fund’s monthly rebalancing. Accordingly, given the limited exposure that a Fund would ever be exposed to such risks, we do not feel that discussion as a principal risk of the Funds is warranted.

5.	In the Summary of Important Risks section, under Equity Securities, it states that the Target 2040 Fund and the Target 2030 Fund have a majority of their assets invested in equity securities. The disclosure should complete the concept indicating that because those Funds invest heavily in equity securities, the Funds have more exposure to the risks of equity securities compared to the Target 2010 Fund and Target Today Fund.

The Equity Securities Risk disclosure has been revised to indicate that the Target 2040 Fund and Target 2030 Fund have more exposure to equity securities risk.

6.	In the Summary of Important Risks section, a couple of risk disclosures use language that suggests comparisons (e.g., foreign investments are subject to “additional” risks). Please provide information regarding what foreign investments and similar disclosures are being compared to.

Such disclosure has been revised to indicate the appropriate comparisons.

7.	With respect to the Summary of Important Risks, please indicate, if appropriate, that the Funds are subject to prepayment risks.

The Funds are subject to a small amount of prepayment risk. Accordingly, we have disclosed this fact on (now) page 39, as part of “Additional Strategies and Investment Risks” and not as part of the principal investment risks.

8.	Under the Performance section, please describe the standard used to track the accuracy of the Dow Jones Target Date Indexes.

We have added a page entitled “Index Methodology” that provides more information about how the Indexes are maintained, how often they are rebalanced, and the process used to do so.

9.	In the paragraph entitled “After a Fund Reaches its Target Year” on page 25, please provide more clarification regarding what happens once that target year has arrived (e.g., does the Fund merge into the Target Today Fund?).

We have revised that paragraph to be more clear and concise. It now reads as follows:

After a Fund Reaches its Target Year

As noted above, by the time a Fund reaches its target year, its risk level will approach 28% of the risk of the global equity market. A Fund will not reach its lowest risk level of 20% of the risk of the global equity market until ten years past the Fund’s target date. During the ten-year period after the Fund’s target date, the Fund will increasingly resemble the Target Today Fund. At the end of the 10-year period, we will likely combine the Fund with the Target Today Fund.

Ms. Linda Stirling

June 26, 2006

10.	On page 26 where the sub-indexes are listed, please provide a parenthetical explanation regarding what the Lehman Brothers Majors (ex-US) Index is.

We have provided this additional information as a footnote to the listing of sub-indexes.

11.	On page 27 and elsewhere in the Prospectus, the disclosure refers to investing in “risk.” Please explain supplementally and clarify throughout the Prospectus why the Funds are concerned with investing in risk rather than investing in certain asset allocations.

A new section entitled “Index Methodology” explains how the Dow Jones Target Date Indexes measure the appropriate risk level for a specific target date and then adjust the Index’s asset allocation as a result of the established risk level. For instance, the section explains that at 40 years prior to the maturity date, the Index’s targeted risk level is set at 90% of the risk of the global equity market for the first five years. At 35 years prior the maturity date, the Index begins to reflect reductions in potential risk and a new targeted risk level is calculated each month as a function of the current risk of the equity component and the number of months remaining to maturity. The monthly risk reductions continue until the Index reflects 20% of the risk of the global equity market, on December 1 of the year ten years after maturity. The methodology of each Index is designed to measure a theoretical portfolio with declining risk over time by adjusting the weightings among the three major asset classes. The risk of each Index is controlled by adjusting allocation among the three major asset classes, not by including or excluding asset classes or sub-asset classes and not by adjusting allocations among the sub-asset classes.

12.	It seems that the graph on page 27 could be explained a little better, making it clear how the asset allocation is adjusted as the target date approaches. Also, it seems that it could be clearer that the Funds are attempting to replicate the performance of the Index using the graphical model.

As stated above, the Indexes—and therefore the Funds—are managed with an eye towards an acceptable level of risk, after which the asset class allocations are adjusted. The declining line graph represents the relative amount of risk that each Fund is expected to assume, given its target date. We believe that with the enhanced disclosure in the new “Index Methodology” section, this line graph should be easier to understand.

13.	In the SAI, please confirm that the SEC staff has previously reviewed the Portfolio Manager disclosure.

The SEC has previously reviewed representative samples of the Portfolio Manager section for the Wells Fargo Advantage Funds.

Ms. Linda Stirling

June 26, 2006

14.	In the SAI, please provide the address for the Fund Administrator.

We have added the address for the Fund’s Administrator in the SAI.

15.	In the SAI, per the USA PATRIOT Act, please state whether the Funds have an anti-money laundering officer.

We have added disclosure to the introductory paragraph of the “Management” section before the Trustees and Officers chart stating that the Funds have appointed an anti-money laundering officer.

Conclusion

The Funds accept responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter. The Funds acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to these filings. The Funds further acknowledge that they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above response adequately addresses your comments and suggestions. If you need additional information, please do not hesitate to contact me at 415-396-8235.

Sincerely,

WELLS FARGO FUNDS MANAGEMENT, LLC

By	/s/ Elaine E. Richards
Elaine E. Richards
Senior Counsel

cc:	Marco Adelfio
DavidMessman